
October 22, 2013

Via E-Mail
Leonard Sternheim
Chief Executive Officer and Chief Financial Officer
Mustang Alliances, Inc.
382 NE 191 Street Suite 46843
Miami, Florida 33179-3899

> **Re: Mustang Alliances, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed April 10, 2013**
> **Form 10-Q for the Quarter Ended June 30, 2013**
> **Filed August 19, 2013**
> **File No. 000-54212**

Dear Mr. Sternheim:

We have reviewed your response letter dated October 10, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2013

Note 6. Convertible Debts

1. We note from your response to our prior comment 1 that the proceeds from the note were first allocated to the fair value of the derivative and the difference was recorded as an expense in your income statement since there was no remaining proceeds to allocate to the warrants. However, we still do not fully understand how this transaction was recorded.   Please explain to us why you believe it was appropriate to allocate the proceeds to the fair value of the derivative prior to allocating a portion of the proceeds from the convertible note to the warrants as indicated in the guidance in ASC 470-20-25-2. Also, as previously requested, please explain to us and revise to disclose the nature of the $1.3 million debt discount and tell us how you calculated or determined the amount of

the discount. It does not appear that this debt discount was recorded in APIC. Please tell us how you accounted for the discount.

2. We note from your response to our prior comment 2 that the contract settlement liability of $2,590,000 less $1,300,000 equals the $1,290,000 loss on settlement liability. However, we are unclear as to why you reduced the contract settlement liability by the $1,300,000 debt discount in recording the expense for loss on settlement liability. Please explain to us why you believe it was appropriate to record only $1,290,000 loss on settlement liability rather than the entire $2,590,000 related to the derivative liability. As part of your response, please provide us the authoritative accounting literature relied upon in your accounting treatment of this convertible note and related derivative liability. Alternatively, please revise to record the entire $2,590,000 loss on settlement liability for the six months ended June 30, 2013.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief